Filed by Horizon Bancorp pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

 Subject Company: Wolverine Bancorp, Inc.
Commission File No. 001-35034
This filing relates to the proposed merger transaction between Horizon Bancorp (“Horizon”) and Wolverine Bancorp, Inc. (“Wolverine Bancorp”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 13, 2017 (the “Merger Agreement”) between Horizon and Wolverine Bancorp.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Horizon on June 14, 2017.

Set forth below are FAQs which were prepared in connection with the proposed merger transaction between Horizon and Wolverine Bancorp.  The FAQs were provided to customers and employees of Horizon Bank, National Association, and Wolverine Bank, which are the respective wholly-owned bank subsidiaries of Horizon and Wolverine Bancorp, on June 14, 2017.

Additional Information for Shareholders

In connection with the proposed merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wolverine Bancorp and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  Shareholders and investors are urged to read the Registration Statement and the proxy statement/prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the proxy statement/prospectus (when it becomes available), as well as other filings containing information about Horizon and Wolverine Bancorp, may be obtained free of charge at the SEC’s website at www.sec.gov.  You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings,” or from Wolverine Bancorp at www.wolverinebank.com under the tab “Investor Information – SEC Filings.”  The information available through Horizon’s and Wolverine Bancorp’s websites is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon or Wolverine Bancorp make with the SEC.

Horizon and Wolverine Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wolverine Bancorp in connection with the proposed merger.  Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017.  Information about the directors and executive officers of Wolverine Bancorp is set forth in Wolverine Bancorp’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, and in the proxy statement for Wolverine Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made, and neither Horizon nor Wolverine Bancorp assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Horizon’s and Wolverine Bancorp’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Wolverine Bancorp’s shareholders; delay in closing the merger; difficulties and delays in integrating Horizon’s and Wolverine Bancorp’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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Questions & Answers about the joining of our companies.  We understand there will be many questions from customers, the community and employees.  Please review and keep these questions and answers handy so you are better able to address.  We will update these as necessary so everyone is kept well-informed along the way.

Customers and Communities

Q:  Why are Horizon Bank and Wolverine Bank merging?
A:  Both of our Banks are highly rated, as noted by Bauer Financial’s Five-Star Rating designations.  Additionally, our Banks have shared philosophies when it comes to our commitment to local, service-driven banking in order to best meet the needs of our customers and our communities.  We will continue to deliver community-focused banking to our customers through expanded product offerings and improved efficiencies.

Q: How will this merger benefit Wolverine Bank’s customers?
A: There will be several benefits to customers as we combine our companies in Indiana and Michigan. Our complementary product offerings will also add value to customers while enhancing our strong community presence in Michigan. Customers will continue to receive the local, hands on service they are accustomed to with familiar bankers who live in their markets.  Customer benefits include:
•	Continued focus on exceptional customer service
•	Expanded treasury management products and services
•	Wealth and investment management services
•	The addition of service guarantees for mortgage, consumer and small business loans
•	Higher in-house loan limits to improve access to credit and support local business and municipalities
•	Expanded mortgage loan products
•	Expanded branch & ATM network with access to over 59 locations
•	Expanded agricultural loans with support of a seasoned agricultural lending team

Q:  When will this agreement be completed?
A:  The purchase is expected to be complete by late third or early fourth quarter of 2017 and is subject to approval by the shareholders of Wolverine Bancorp, Inc. as well as federal and state bank regulators.

Q:  Under what name will the bank operate?
A:  Horizon Bank

Q:  Will Wolverine Bank stay “local”?
A:  The offices of Wolverine Bank will continue to serve the needs of their customers and communities.  Horizon has a closely held belief to hire and retain local talent with similar community banking values which is why we are pleased that Dave Dunn, Rick Rosinski, John Schmitt, Brian Cherry and Jeremy Clark have agreed to stay with us to help lead these efforts.  Dave, Rick and John are well-known to the customers and communities in the Great Lakes Bay Region; and Dave, Brian and Jeremy are well known in the Metro Detroit area.  They will provide considerable experience and leadership as we continue to build upon the opportunities in the great state of Michigan.

Q:  Will the locations of Wolverine Bank remain open?
A:  Yes all offices will remain open.  In addition, Horizon has pledged to open a full service office in Oakland County.

Q:  Will the office / drive up hours change?
A: Prior to systems conversion, there will be no change to office hours. We will work with the Wolverine Bank leadership team to determine if the office hours need to be reconsidered to better serve the community and share the final determination with everyone.

Q:  Do you plan to convert data processing systems?
A:  Yes.  The plan is to convert Wolverine Bank’s core data processing systems onto Horizon’s platform at a date to be determined and after the merger is completed.

Q:  Will my account numbers stay the same?
A: We anticipate there may be change to some customer account numbers.  If changes are necessary, we will share this information and work to communicate directly with those impacted customers.  In addition, it will take 30 to 60 days from date of announcement to have a final determination on this matter.

Q:  Will I have to order new checks?
A:  It is unlikely that new checks will need to be ordered, yet is too early to determine how a systems conversion may affect the need to order new checks. We will communicate any changes as soon as they are determined.

Q:  Will the benefits and fees on my accounts change?
A:  We anticipate the change will be very minimal as we plan to maintain, or grandfather, existing accounts held by Wolverine Bank customers for a period of time.  Prior to a data processing conversion, Horizon will share any changes that may occur to existing accounts as a result of the system conversion.  If any changes are necessary, Horizon will notify all customers affected at least 30 days prior to any change.

Q:  Will interest rates on my loans and certificates of deposits change?
A: Interest rates on contractual agreements like loans and certificates of deposit will remain the same in accordance with the terms of the original agreements.

Q.  When will the name change to Horizon Bank?
A.  The plan is to have all Wolverine Bank accounts automatically transferred to Horizon Bank when we convert data processing systems.  At that time, we will also change signs, brochures, website, letterhead, etc. from Wolverine Bank to Horizon Bank.

Q:  Will contributions to the local not for profit community decrease after the merger?
A: The contributions of both financial and human assets will continue.  These will be directed by a local advisory board to be formed shortly after the merger is closed.

Employee Questions & Answers
Horizon has a long history of retaining, hiring and promoting people from within the local community.

At Horizon, we recognize that open communication is critical to improving our business, and we therefore maintain the following approach:  1) We believe in transparency. Employees should know where they stand — as individuals, departments, and as an entire company.  2) We believe that every team member contributes to our success, and that each one’s perspective is important. So we encourage each employee to offer up their own ideas, recommendations, and concerns for discussion.  3) We have a fiduciary duty to report concerns. Horizon Bank will inevitably experience challenges to our operations — including credit quality, reporting errors, and fraud attempts. As individuals, we must report potential issues to management as soon as we become aware of them.

Q:  Will some of Wolverine Bank employees be displaced?
A:   Redundant positions may be eliminated but remote or other roles will be considered.  Also Horizon’s goal is to retain, hire and promote people from the local communities. To help ease the transition for those employees whose positions may be at risk, Horizon will offer severance payments to employees who stay through the transaction closing or data processing conversion dates.

Q:  When will Wolverine Bank employees know the status of their positions?
The target date is to notify all employees within 45 days of our merger announcement.

Q:  Will the employees who stay with Horizon retain their years of service?
A:  Yes, for the purpose of determining vesting in our retirement plans, vacations and for personal time benefits, Wolverine Bank employees who continue employment with Horizon will be given credit for their years of service.

Q:  How do Horizon’s health care plans compare to Wolverine Bank plans?
A:  Information on Horizon's insurance will be provided to Wolverine Bank employees shortly after our merger announcement.  More detailed discussions will take place during employee orientation meetings that will be scheduled at a later date.

Q:  Will retained employees be eligible for Horizon’s retirement savings plans?
A:  Yes all retained employees will be eligible for enrollment into Horizon’s 401(k) Thrift Plan and the Employee Stock Ownership Plan.

Q:  Will we receive career counseling?
A:  Yes, Horizon will provide access to career counseling services for Wolverine Bank employees not retained by Horizon.

Q:  Will personal or emotional counseling be made available?
A:  Yes, through Horizon Bank’s Employee Assistance Program (EAP).  Under this program, each Wolverine Bank employee and their immediate family members may utilize the services of a professional counselor for up to six visits.  Detailed information will be supplied on how employees may utilize this service.

Q: In past mergers with Horizon, how successful have displaced employees been able to find new jobs?
A: In past mergers Horizon has achieved over 90% placement for all displaced employees who desired to pursue new career opportunities.  In addition to career counseling, reference letters will be made available to those who request the letter and are in good standing with the company.  Horizon and Wolverine will conduct outreach efforts to other local employers on behalf of displaced employees to assist in finding job openings.